MECOX LANE LIMITED

22nd Floor, Gems Tower, Building 20

No. 487 Tianlin Road, Shanghai 200233

People’s Republic of China

January 25, 2013

VIA EDGAR

VIA HAND DELIVERY

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining

Steve Lo

John Archfield

Erin Wilson

James Lopez, Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mecox Lane Limited (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2011 (the “2011 20-F”)
Filed April 18, 2012
File No. 001-34904

Dear Ms. Jenkins:

This letter sets forth the Company’s responses to the comments contained in the letter dated December 27, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2011 20-F.  The Staff’s comments are repeated below and each comment is followed by the response thereto.

Form 20-F for Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 48

A. Operating Results, page 49

1.                                      We note the discussion of your declining revenues, which decreased by 4.2% in 2011 after increasing by 28.1% in 2010. You also present declines in stores and gross margins. Please revise future filings to both quantitatively and qualitatively address the key factors affecting your results of operations for the periods presented, including the key metrics affecting the demand for your products. Also include disclosure of any known trends or uncertainties that have had or are reasonably likely to have a material favorable or unfavorable impact on your liquidity and results of operations. In this regard, we note:

•                              That the disclosure on page 53 regarding your effort to lower operating expenses by converting direct-operated stores to franchised stores does not take into account factors specific to 2011, including the net reduction of six directly-operated stores and 45 franchised stores in fiscal 2011 (page 52);

In response to the Staff’s comment, the Company proposes to replace the first paragraph after the table of our physical stores on Page 53 of the 2011 20-F with the following in all of its future 20-F filings (added text is underlined in bold); in addition, the key factors affecting our results of operations are qualitatively and quantitatively discussed in Annex A:

“Selected operating data of our physical stores as of the dates indicated:

	For the Year Ended December 31,
	2009	2010	2011

Beginning number of stores	167	402	451
Directly Operated Stores	128	177	124
Franchised Stores	39	225	327
Number of Physical Stores Newly Opened	258	185	132
Directly Operated Stores	87	22	36
Franchised Stores	171	163	96
Number of Physical Stores Closed (excluding conversion)	23	136	183
Directly Operated Stores	17	40	39
Franchised Stores	6	96	144
Number of Physical Stores Conversion	21	35	3
Year end number of stores	402	451	400
Directly Operated Stores	177	124	118
Franchised Stores	225	327	282

In 2009, 2010 and 2011, we converted 21, 35 and three directly operated stores to franchised stores, respectively, primarily as a result of our efforts to restructure our physical store network to lower our operating expense.  We incurred no rental, utilities and personnel expenses for our franchised stores compared with our directly operated stores.  We have also closed 17, 40, and 39 directly operated stores, respectively, and six, 96, and 144 franchised stores, respectively, in 2009, 2010 and 2011, after we determined that the operation of these stores did not meet our expectations.  These conversions and closures were part of routine adjustments to our business operation, and we will continue to review the operation performance and profitability of each physical store in the future, which may result in our physical stores’ conversion, closure, or new opening.”

•                              That the discussion of your increases in net revenues for your Internet platform in 2010 (page 64) and 2011 (page 62) refer to the same factors. However, it is unclear why the same factors accounted for a 110% increase in 2010 and a 9.6% increase in 2011;

The Company respectfully advises the Staff that the same factors accounted for increase in our net revenues in 2010 and 2011, however, those factors increased by a larger margin in 2010 compared with 2011 and therefore leading to 110% increase in 2010 while only 9.6% increase in 2011.

In response to the Staff’s comment, the Company proposes to replace the last paragraph on Page 62 of the 2011 20-F with the following in all of its future 20-F filings (added text is underlined in bold):

“Internet platform.  Net revenues generated from our Internet platform increased by 9.6% from $108.2 million in 2010 to $118.5 million in 2011, compared to a 110.1% increase in net revenues from $51.5 million in 2009 to $108.2 million in 2010.  This slowed increase was primarily due to (i) a 20.1% increase in 2011 in the number of average monthly unique visitors of our website compared with a 206.0% increase in 2010, (ii) a 42.7% increase in 2011 in the number of customers making purchases through our Internet platform compared with a 76.8% increase in 2010, (iii) a 14.1% increase in 2011 in the number of orders placed via our Internet platform compared with a 129.0% increase in 2010 and (iv) a 232.3% increase from approximately $3.1 million in 2010 to approximately $10.3 million in 2011 in coupons and discount promotions fees that were offered to customers and deducted from net revenues directly.  The slowed increase in the number of average monthly unique visitors of our website, the number of customers making purchase and number of orders placed via our Internet platform and significant increase in coupons and discount promotions was primarily a result of the intensified competition in the online retail environment for our products in 2011, which required us to offer customers more incentives and promotions in order to generate sales.”

•                              That you do not address why your call center operations are presented separately from your Internet platform; and

The Company respectfully advises the Staff that since 2011, the management of the Company (the “Management”) has decided to divide the one reporting segment, “online platform segment” as previously presented in Form 20-F for Fiscal Year Ended December 31, 2010 (the “2010 20-F”), into two reporting segments in 2011 20-F, i.e. “Internet platform segment” and “call center segment”.  From the perspective of the Management, it became increasingly clear in 2011 that customers that purchase products via the Internet platform and the call center differ in demographics, style preferences, and marketing channels, and called for distinctly different operation arrangements and marketing and growth strategies.  During 2011, the Management began to review the operation performances of the two platforms separately to make decisions regarding resource allocation and performance assessment.  The decision also reflected the Management’s desire to obtain a better understanding of the performance of the Internet platform that is gaining in importance in the Company’s operations, without it being clouded by the call center performance.  The Company believes that such presentation not only was a better reflection of the Management’s perspective but also provided more useful information for investors and analysts to assess the Company’s operating performance and compare with other industry participants.

It is also unclear why you disclose different numbers of (1) orders placed via your Internet platform and (2) numbers of customers making purchases through the platform for 2010 compared to what was disclosed in your December 31, 2010 Form 20-F

The Company respectfully advises the Staff that as a result of the change of reporting segments discussed in the comment above, the Company separated the one number for (1) the orders placed via the online platform and (2) the numbers of customers making purchases through the online platform for 2009 and 2010 as disclosed in the Company’s 2010 20-F into two numbers for each of the categories in (1) and (2): one via Internet platform and one via call center, as disclosed in the Company’s 2011 20-F.  The Company proposes to include the following disclosure under “Introduction” in its future 20-F filings (added text is underlined in bold):

“Since 2011, online platform has been divided into two segments, Internet platform and call center, and the corresponding operating data and financial results for the periods presented in this annual report have been retroactively presented in two parts.  See “Note 14—Segment Reporting” to our consolidated financial statements.”

The Company will also include the following disclosure in its “Note 14 — Segment Reporting” regarding the change in reportable segments in its future filings (added text is underlined in bold and deleted text is shown by strikethrough).

“~~The Group has three major product distribution channels, internet platform, call center, company owned stores and franchised stores, which constitute four operating segments.~~  The Group’s chief operating decision-maker (“CODM”) has been identified as the Chief Executive Officer, who reviews operating results of different channels to make decisions regarding resource allocation and performance assessment for the entire Group. ~~Hence, the Group operate and manages its business in three reportable segments.~~  Prior to 2011, the Group had three major product distribution channels, “online platform,” “company-owned stores” and “franchised stores,” which constituted three operating segments. Since 2011, the online platform has been divided into two segments, internet platform and call center, due to the substantial growth in internet platform channels in 2011. Prior period information has been recast to be consistent with the current segment reporting structure.  The Group does not allocate expenses below segment gross profit since these channels share the same executive team, logistics center, occupancy expenses, marketing department, information technology infrastructures, human resources and finance department.”

Your Item 5(A) disclosure should enable investors to see the company through the eyes of management and provide the context within which the financial information you disclose should be analyzed. See the Instructions to Item 5 of Form 20-F and SEC Release No. 33-8350. Please revise future filings accordingly and provide us with draft disclosure.

The Company respectfully advises the Staff that the Company proposes to revise in all of its future 20-F filings the current disclosure on Pages 50 through 53 of the 2011 20-F as attached as Annex A (added text is underlined in bold and deleted text is shown by strikethrough) as well as the revisions made in this response letter.  Annex A is an example to show the planned revision and similar revision will be made through out Item 5(A) disclosure as warranted by circumstances.

Overview, page 49

2.                                      We note that you conduct your business in China via contractual arrangements with variable interest entities (VIEs) in China. We further note on page F-9 that the total assets of the VIEs as of December 31, 2011 were approximately $16.5 million of your total assets of $155.5 million. Please explain to us the nature of your assets and operations that are not subject to involvement with the consolidated VIE’s and confirm to us that you will include such disclosure under Item 5 in future filings. Please provide us with the text of your draft disclosure in your response.

The Company respectfully advises the Staff that, due to PRC government restrictions on foreign investment in the e-commerce industry and operation of physical stores in China, it conducts its business through contractual arrangements with variable interest entities (“VIEs”), rather than through direct or indirect ownership of subsidiaries in China.  Since the Company desires to minimize the impact from its VIE arrangement, its VIEs are designed to primarily operate the Company’s online and retail store sales function, which are subject to foreign ownership restrictions by Chinese regulations.  The assets and operations for the Company’s other functions that are not subject to foreign ownership restrictions by Chinese regulations, such as merchandise inventory procurement, inventory storage and logistics, are generally held and carried out by our indirect and direct subsidiaries.   As of December 31, 2011, approximately $139.0 million of our total assets of $155.5 million, including $36.6 million of cash and cash equivalents, $20.6 million of short-term investment, $28.5 million of merchandise inventories, $40.5 million of property and equipment, net, $6.2 million of prepaid land use right and other assets of $6.6 million were held and controlled under the names of our direct and indirect subsidiaries, compared to approximately $16.5 million of assets that were required for carrying out the VIEs business operations.

The Company operates its mail order business through Shanghai Mecoxlane International Mailorder Co., Ltd and its wholesale business through Maiwang Trading(Shanghai) Co., Ltd and Mecox Lane Technology (China) Limited (all these entities are the Company’s wholly owned subsidiaries).  The Company also procured and held merchandise inventories, equipment and land use rights through Mecox Lane Technology (China) Co., Ltd.  In response to the Staff’s comment, the Company proposes to revise the current disclosure in “Critical Accounting Policies —Consolidation of VIEs” as follows in its future Form 20-F filings (added text is underlined in bold):

“Chinese regulations require foreign-invested retail enterprises to go through an additional approval process, not required of domestic retail enterprises, each time they open a new retail store.  In order to comply with these foreign ownership restrictions, we operate our physical stores through MecoxLane Shopping.  We conduct the business of wholesale and retail of apparel and accessories in the brand name of Rampage in China through Rampage Shopping.  We also operate our e-commerce business through MecoxLane Information, including operation of the Internet platform and the outbound call center.  We have entered into a series of contractual arrangements with MecoxLane Shopping, Rampage Shopping, MecoxLane Information and their respective equity owners.  As a result of these contractual arrangements, we have the ability to effectively control MecoxLane Shopping, Rampage Shopping and MecoxLane Information, and we are considered the primary beneficiary of MecoxLane Shopping, Rampage Shopping and MecoxLane Information.  Accordingly, MecoxLane Shopping, Rampage Shopping and MecoxLane Information are VIEs of our company under U.S. GAAP and we consolidate the results in our consolidated financial statements.  We have consulted our PRC legal counsel in assessing our ability to control MecoxLane Shopping, Rampage Shopping and MecoxLane Information through these contractual arrangements.  Any changes in PRC laws and regulations that affect our ability to control MecoxLane Shopping, Rampage Shopping and MecoxLane Information might preclude us from consolidating MecoxLane Shopping, Rampage Shopping and MecoxLane Information in the future.

Assets and operations that are not subject to foreign ownership restrictions by Chinese regulations are held and carried out by our direct and indirect subsidiaries, including businesses of mail order sales and wholesale of products, procurement and holding of inventories, property, equipment and land use rights.  As of December 31, 2011, approximately $139.0 million of our total assets of $155.5 million, including $36.6 million of cash and cash equivalents, $20.6 million of short-term investment, $28.5 million of merchandise inventories, $40.5 million of property and equipment, net, $6.2 million of prepaid land use right and other assets of $6.6 million were held and controlled by our direct and indirect subsidiaries.”

Critical Accounting Policies, page 56

Inventories, page 57

3.                                      We note the $7.9 million increase in inventory write-downs and shortages in fiscal 2011.

Please tell us the reason(s) for this increase, including any significant effects resulting from the lack of efficient inventory security (page 59), and confirm to us that you will include such disclosure in future filings. Please provide us with the text of your draft disclosure in your response.

The Company respectfully advises the Staff that the $7.9 million increase in inventory write-down in 2011 was mainly due to slow-moving and obsolete inventory.  The Company had a $0.3 million write-down due to shortages as a result of inventory security in 2010.  Since then the Company has enhanced the controls around inventory security, including physical safeguarding of the warehouse, and the write-down for physical inventory loss was immaterial in 2011.

In response to the Staff’s comment, the Company proposes to revise the current disclosure on page 57 as follows in its future filings (added text is underlined in bold and deleted text is shown by strikethrough):

“Inventory write-downs are recorded in cost of goods sold in the consolidated statements of operations. We also perform full inventory inspection at or within a few days to the year end and record inventory loss adjustments for any ~~estimated~~ physical inventory losses ~~since the date of the last physical inventory~~. ~~These estimates are based on management’s analysis of historical results and operating trends. Our shortage estimates can be affected by changes in merchandise mix and changes in actual shortage trends.~~ Historically, physical inventory loss was immaterial for all periods presented. ~~actual shortage has not differed materially from our estimates. We recorded $0.4 million, $0.9 million and $7.9 million of inventory write-downs and shortages in 2009, 2010 and 2011, respectively.~~  We recorded $0.4 million and $0.9 million of inventory write-downs and shortages in 2009 and 2010, respectively.  In 2011, we recorded a $7.9 million inventory write-down primarily reflecting the estimated selling price after discount for slow-moving inventories.  Those inventories were written down as we were not able to sell them quickly as expected due to increased competition in the market.”

Results of Operations, page 60

4.                                      We note your disclosure of the annual average exchange rates on page six. In future filings, please specifically discuss the effects of changes in currency exchange rates on your reported revenues and expenses in your results of operations disclosures. Please provide us with the text of your draft disclosure in your response.

The Company respectfully advises the Staff that the Company has stated that fluctuations in exchange rates could adversely affect our business, including on page 25, under “Item 3. Key Information—D. Risk Factors” and on page 99, under “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”  In addition, the Company respectfully notes the Staff’s comment and will include the following disclosure of the effects of changes in currency exchange rates on operation results of the Company in its future filing (added text is underlined in bold and for easy reference, the disclosures revised in response to the Staff’s Comments 1 and 5 are not included).

“Results of Operations

(Following the results tables)

“The weighted average exchange rates of RMB against U.S. dollar used for the consolidated statements of operations increased approximately 4.8% for 2011 compared with 2010 and increased approximately 0.9% for 2010 compared with 2009.  As substantially all of our revenues and most of our expenses are denominated in RMB, the appreciation in the value of RMB relative to the U.S. dollar affected our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operations.”

“Net Revenues.

Our net revenues decreased by 4.2% from $227.5 million in 2010 to $217.9 million in 2011, mainly due to a decrease in our net revenues from the call center, partially offset by an increase in net revenues from the Internet platform as explained below as well as an increase in revenue attributable to foreign currency translation of 4.4% compared with 2010.

Cost of Goods Sold (ex-D&A).    Our cost of goods sold ex-D&A increased by 9.1% from $132.6 million in 2010 to $144.7 million in 2011, due to the increase in goods sold through our Internet platform.  The cost of goods sold ex-D&A attributable to foreign currency translation increased 5.0% compared with 2010.

Segment Gross Profit.    Our total segment gross profit decreased by 22.9% from $94.9 million in 2010 to $73.2 million in 2011 and our total gross margin decreased from 41.7% in 2010 to 33.6% in 2011.  The decrease in gross margin was primarily due to the combined effects of (i) the increase in the weighting of the Internet business in total net revenues, which generated a lower margin than other segments (ii) the increase in net revenues from third-party branded products, for which the profit margin is lower than for our own proprietary brands; and (iii) the increase in coupon and discount promotions that were offered to customers primarily due to increased industry-wide competition; partially offset by a 3.5% increase in total segment gross profit attributable to foreign currency translation compared with 2010.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 21.2% from $86.2 million in 2010 to $104.5 million for the year ended December 31, 2011.  The increase in our selling, general and administrative expenses attributable to foreign currency translation was 5.0% compared to 2010.  ~~The~~ Other factors contributing to the increase were primarily due to our enhanced marketing and advertising efforts and increased labor expenses. Our compensation and benefit expenses increased by 22.8% from $38.1 million in 2010 to $46.8 million in 2011, primarily due to the mandatory increase of minimum wages and social insurance contribution and the increases of salaries to attract and retain talent.

Our marketing and advertising expenses increased by 20.8% from $24.0 million in 2010 to $29.0 million in 2011, primarily due to our enhanced marketing efforts to promote our products, brands and Internet platform, particularly online advertising.  The increase in our marketing and advertising expenses attributable to foreign currency translation was 2.9% compared to 2010.

Rental expenses for our directly operated stores, call centers, logistics center and corporate facilities increased by 9.9% from $10.1 million in 2010 to $11.1 million in 2011, primarily due to the expansion of logistics centers and warehouse.  The increase in rental expenses for our directly operated stores, call centers, logistics center and corporate facilities attributable to foreign currency translation was 5.4% compared to 2010.

Depreciation and Amortization. Our depreciation and amortization decreased slightly by 2.2% from $4.5 million in 2010 to $4.4 million in 2011~~. The decrease in 2011 was mainly caused by certain leasehold improvements having been fully depreciation~~, mainly due to certain leasehold improvements being fully depreciated, partially offset by an increase in depreciation and amortization attributable to foreign currency translation.”

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 62

5.                                      We note the significant increases in both your interest income and other income, net in fiscal 2011 compared to fiscal 2010. Please tell us the reasons for the increases in these two line items and confirm to us that you will provide such disclosure in future filings, including a discussion of the effects that the significant reduction in your cash and cash equivalents and short-term investments in fiscal 2011 had on interest income. Please provide us with the text of your draft disclosure in your response.

In response to the Staff’s comment, the Company will revise to clarify and include the following disclosure in its future filings (added text is underlined in bold):

“Interest Income. Our interest income increased to approximately $2.2 million in 2011 from approximately $0.4 million in 2010.  The increase was primarily attributed to higher interest income from our short-term investment as we received the proceeds from the initial public offering in late October of 2010, which remained deposited with the bank for the majority of 2011 and as we received higher interest rate on our deposits.

Other Income, Net. Our net other income increased to $2.3 million in 2011 from nil in 2010 primarily due to an exchange gain of $2.3 million in 2011 due to the fact that we converted our IPO proceeds into deposits denominated in RMB after the IPO in late October 2010 and the Renminbi appreciated against the U.S. Dollar from the rate of RMB6.7603 to $1.00 in 2010 to RMB6.4475 to $1.00 in 2011.”

Income Tax Expense, page 64

6.                                      We note your disclosure that the fiscal 2010 increase in tax expense was due to a valuation allowance of $2.9 million that you provided against your deferred tax assets. We further note on page F-23 that your valuation allowance increased from $163,872 as of December 31, 2010 to $10,581,473 as of December 31, 2011. In future filings please reconcile your disclosure on page 64 to your income taxes footnote, or revise as necessary. Also revise in future filings to discuss the reason(s) for the significant increase in the valuation allowance as of December 31, 2011. Please provide us with the text of your draft disclosure in your response.

In response to the Staff’s comment, the Company proposes to revise the current disclosure on page 64 under “Year Ended December 31, 2011 Compared to Year Ended in December 31, 2010 — Income Tax Expenses” in its future Form 20-F filings (added text is underlined in bold and deleted text is shown by strikethrough).

Income Tax Expense.  Our income tax expenses increased from $1.0 million in 2010 to $2.9 million in 2011. ~~The increase was due to a valuation allowance of $2.9 million that we provided against our deferred tax assets.~~ The income tax expense in 2011 consisted of current income tax expense of $0.3 million and a deferred tax provision of $2.6 million.  The deferred tax provision consisted of a valuation allowance provision of $10.4 million, partially offset by deferred tax income tax benefit of $7.8 million as a result of our loss from operations and other deductible temporary differences.  During 2011, we concluded that it is more likely than not that we will not generate sufficient taxable profits to utilize the deferred tax assets and therefore we recognized a full valuation allowance of $2.9 million against our total deferred tax assets balance of 2010 in addition to a valuation allowance of $7.5 million against our deferred tax assets of $7.8 million generated in 2011.

B. Liquidity and Capital Resources, page 66

Operating Activities, page 68

7.                                      We note your current discussion on the changes in operating cash flows on pages 68-69. Please revise in future filings to clearly discuss the underlying reasons for the material changes in your operating cash flows, as depicted in the statement of cash flows. Also include in your discussion how the inventory write-off affected cash flows. Refer to FRC 501.13.b. Please provide us with the text of your draft disclosure in your response.

In response to the Staff’s comments, the Company proposes to revise the current table on page 68 as follows and include the following disclosure in future Form 20-F filings to clarify underlying reasons for the material changes in our operating cash flows as depicted in the statement of cash flows (added text is underlined in bold and deleted text is shown by strikethrough):

	For the Year Ended December 31,
	2009	2010	2011
	(in thousands of $)

Net cash provided by (used in) operating activities	15,250	(5,874)	~~19,709~~ (19,709)

“Net cash used in operating activities in 2011 amounted to $19.7 million, which was primarily attributable to a net loss of $33.2 million, $6.2 million in prepaid land use right as a result of a purchase of land use right in connection with the logistics center located in Wujiang, $1.4 million decrease in accounts payable as a result of less procurement of inventories in the last quarter of 2011, as well as $1.4 million decrease in advance from customers as a results of more franchised stores closed in the last quarter of 2011 and a decrease of franchised stores procurement; partially offset by (1) a $6.2 million decrease in merchandise inventories primarily as a result of an inventory write-down of $7.9 million reflecting the estimated market value of excessive obsolete inventory; (2) a $3.2 million decrease in other receivables as a result of a decrease of VAT charge of $1.7 million due to the less procurement of inventories in the last quarter of 2011, a decrease of prepaid income tax of $478 thousand due to loss in 2011 and a decrease of current deposit of $373 thousand due to deposit received after more directly operated stores closed and an increase in accrued expense of $1.8 million as a result of less advertising issued and less carrier fee corresponding to the decrease of our net revenue, and (3) a $2.7 million decrease in deferred tax as a result of valuation allowance provided against our deferred tax assets.  The principal non-cash items accounting for the difference between our net loss and our net cash used in operating activities in 2011 were $4.4 million in share-based compensation and $4.3 million in depreciation and amortization.”

Consolidated Financial Statements, page F-1.

8.                                      We note on page 53 the significant decrease in the average number of directly operated stores in operation from fiscal 2010 to 2011. We further note the continued decrease in the average number of directly operated stores in operation through the nine months ended September 30, 2012 in your Form 6-K furnished on November 21, 2012. Please explain to us how you considered the guidance in ASC 205-20-45-1 and ASC 205-20-55-4 through 55-23, as applicable, in determining whether these stores should be presented as discontinued operations.

The Company respectfully advises the Staff that it considered the guidance in ASC205-20 to assess the accounting implication from the closure of directly operated stores.  In particular, the Company considered the presumption stated in ASC205-20-55-7 that if the ongoing entity continues to sell a similar commodity on an active market after the disposal transaction, the revenues or costs would be considered a migration.

The Company discontinues its store operation in three different ways (1) sell the existing stores to existing franchisees, (2) closes down the current store and reopens a new store at a better location nearby, or (3) closes down the store entirely.

For (1), there is clearly a continuation of cash flow because the franchised store is at the same location and the Company continues to supply the franchised store with its products.  For (2) and (3) there is also a migration of revenues because the Company has not completely exited the geographical area where the closed store is located and the Company believes repeating customers will go to other stores within the same geographical area (within the same district in the same city).  In addition, all directly operated stores offer similar products.  As such, the Company believes the closure of the directly operated stores does not meet the definition under ASC205-20-45-1 and should not be reported as discontinued operations in the consolidated financial statements.

Notes to Consolidated Financial Statements, page F-7.

9.                                      We note on page 21 that each of your subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Please tell us where the statutory reserve is presented in your financial statements. Also revise in future filings to include a footnote to separately disclose for each subsidiary the registered capital, the amount of after-tax profits set aside for each year presented and the funded status of the statutory reserve as of each balance sheet date. Please provide us with the text of your draft disclosure in your response.

The Company respectfully advises the Staff that statutory reserve is currently included in retained earnings on the face of the consolidated balance sheets and the consolidated statements of equity and comprehensive income, with the total statutory reserve amounts separately disclosed in Note 11 to the consolidated financial statements on page F-21.

In response to the Staff’s comment, the Company will revise the disclosure in Note 11 to include more detailed information on the registered capital and amount of after-tax profits set aside in its future filings (added text is underlined in bold and deleted text shown by strikethrough):

Pursuant to laws applicable to entities incorporated in the PRC, the PRC subsidiaries are prohibited from distributing their statutory capital and are required to appropriate from PRC GAAP profit after tax to other non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. ~~Subject to certain cumulative limits, t~~ The general reserve fund requires annual appropriation at 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the appropriation reaches 50% of statutory capital; the appropriation to the other funds are at the discretion of the subsidiaries.  If the subsidiaries have cumulative losses, the general reserve is not required until the PRC subsidiaries have made up the losses.  As of December 31, 2010 and 2011, majority of the Company’s PRC subsidiaries have reserve funds less than 50% of their statutory capital as they have incurred cumulative losses from earlier periods.

The general reserve is used to offset future extraordinary losses. A subsidiary may, upon a resolution passed by the shareholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees of the subsidiary. The enterprise expansion reserve is for the expansion of the subsidiary’s operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law, and are not distributable as cash dividends to the Group.

Relevant PRC statutory laws and regulations permit payment of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances.  The Company’s PRC subsidiaries had total statutory capital of $54,496,789 and $84,350,236 at December 31, 2010 and 2011, respectively.  The balance of the general reserve fund at December 31, 2010 and 2011 was $967,521 and $967,886, respectively, and total after-tax profits appropriated for the statutory reserve were $238,305 and $365, for the years ended December 31, 2010 and 2011, respectively.  The total restricted amount was $55,464,310 and $85,318,122 at December 31, 2010 and 2011, respectively.

2. Summary of Significant Accounting Policies, page F-8.

(b). Principles of consolidation, page F-8

10.                               Please tell us if there are any assets of a consolidated VIE that can be used to only settle obligations of the consolidated VIE and, if so, revise in future filings to separately present the disclosures required by ASC 810-10-45-25. Also disclose in future filings whether the equity pledge agreements are registered pursuant to Article IV of each underlying agreement. Please provide us with the text of your draft disclosure in your response.

The Company respectfully advises the Staff that all the assets of its consolidated VIEs can be used to only settle their respective obligations and the Company has provided the disclosures required by ASC 810-10-45-25 in Note 2(b) to the consolidated financial statements on page F-9.  However, the current disclosure in Note 2(b) does not clearly indicate that the assets of the VIEs can only be used to settle obligations of the VIEs.  The Company will revise to include the following statement in future filings in Note 2(b): “All the assets of its consolidated VIEs can be used to only settle their respective obligations.”

The Company respectfully advises the Staff that the equity pledge agreements have been registered with local branches of the State Administration of Industry and Commerce pursuant to Article IV of each underlying agreement. In response to the Staff’s comment, the Company intends to revise the Share Pledge Agreement disclosure as follows in its future Form 20-F filings (added text is underlined in bold):

“Share Pledge Agreement: The equity owners pledge their respective equity interests in the VIEs as a guarantee for the payment by the VIEs of technical and consulting services fees under the exclusive technical consulting and services agreements.  The above pledge has been registered with the relevant local branch of the State Administration for Industry and Commerce in China.”

15. Related Party Transactions, page F-26 .

11.                               We note on page 86 the outstanding loans to employees as of December 31, 2011. Please tell us where you present these loans in your consolidated balance sheets and revise in future filings to describe these related party receivables in the footnotes to your financial statements pursuant to ASC 850-10-50-1. In addition, disclose in future filings the terms and manner of settlement for the amount due from VIPShop as of December 31, 2011. Refer to ASC 850-10-50-1(d). Please provide us with the text of your draft disclosure in your response.

The Company respectfully advises the Staff that the outstanding loans to employees disclosed on page 86 was granted for the sole purpose of the establishment of the VIEs and the entire amounts were used to contribute to the registered capital of the VIEs.  The Company views the substance of these outstanding loans as the investment in the consolidated VIEs because the entire loans were converted to the contributed capital of the consolidated VIEs at inception.  Therefore these outstanding loans to employees as shown on page 86 were eliminated against the equity of the VIEs upon consolidation.

In response to the Staffs comment, the Company will add the following to disclose the terms and manner of settlement with VIPShop in its future filing:

“The amount due from VIPShop was nil and $356,090 as of December 31, 2010 and 2011, respectively.  The receivables from VIPShop are due 5 days after the issuance of invoices by the Group. The Group issues invoices when each consignment is concluded.”

*       *       *

The Company hereby acknowledges that:

•                              the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                              the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the 2011 20-F, please do not hesitate to contact the undersigned at (8621) 5464-9900 or the Company’s U.S. counsel, Karen Yan of Latham & Watkins LLP at (8621) 6101-6018 or karen.yan@lw.com.

Very truly yours,

/s/ Paul Bang Zhang

Paul Bang Zhang

Chief Financial Officer

Enclosures

cc:	Alfred Gu, Chief Executive Officer, Mecox Lane Limited
Karen Yan, Partner, Latham & Watkins LLP, Shanghai
Jimmy C. Chen, Partner, Deloitte Touche Tohmatsu

Annex A

“Growth of Internet Penetration and B2C E-commerce in China

~~With the growing popularity of B2C e-commerce in China, sales~~Sales through our Internet platform~~, particularly our e-commerce website, have achieved significant~~ is directly affected by the growth of e-commerce in China. China’s growing Internet user base has fueled the growth of e-commerce in China. According to the CNNIC, in June 2008, China surpassed the United States as the country with the highest number of Internet users in the world. There were 513 million Internet users in China as of the end of 2011, and 98.9% of all households with Internet access use broadband, according to CNNIC. The total sales revenues of the B2C e-commerce market for apparel and accessories in China reached RMB145.5 billion ($23.1 billion) in 2011, according to iResearch.  With the growing popularity of B2C e-e-commerce, the number of orders placed via our e-commerce website increased from approximately 0.9 million in 2007 to approximately 8.1 million in 2011, and the number of active customers of our e-commerce website increased from approximately 0.3 million as of December 31, 2007 to approximately 2.0 million as of December 31, 2011.  The percentage of net revenues generated via the Internet platform of total net revenues in 2011 for the first time exceeded 50.0%. ~~However, Internet use and Internet shopping penetration ratios in China remain low compared to developed countries. With the Internet becoming increasingly popular among Chinese consumers, B2C e-e-commerce in China possesses great potential.~~  In response to growing popularity of B2C e-commerce in China, more and more customers are expected to choose to purchase products via Internet platforms compared to from our other channels.

Intensified Competition in E-Commerce Market in China

The online retail environment for our products is intensely competitive.  As the popularity of e-commerce grows in China, investment flowed into the e-commerce sector and many online retailers offering competing products entered the market in 2011, with the number still growing.  At the same time, the degree of market concentration has increased.  According to iResearch, the market shares held by the top two e-commerce platform operators in aggregate increased from 47.1% in 2009, to 63.8% in 2010 and further to 68.2% in 2011.  The intensified competition led to much slower growth in average monthly unique visitors in 2011, compared to 2010.  In order to meet competitive challenges and drive traffic to our website, we offer increased amount of coupon giveaways and other promotions activities.  This in turn offset the revenue growth and led to decreased margin and higher marketing cost.  We currently do not anticipate the intensity of competition to decrease in the near future, while we expect further consolidation of the market which may give those with the largest market shares an advantage.

Our Revenue Mix by Segments

Our overall gross margin is affected by our revenue mix.  Prior to 2009, we generated a substantial portion of our net revenues from our call center. Since 2010, with market wide popularity of e-commerce business and our decision to reduce catalog circulation and reallocate internal resources of call center to support the operation of Internet platform, our net revenues have been primarily generated from our Internet platform.  As a result, our Internet platform, call center, directly operated stores and franchised stores accounted for 47.6%, 31.0% , 13.5% and 7.9% of our net revenues in 2010, and 54.4%, 24.2% , 11.8% and 9.6% of our net revenues in 2011, respectively.  Our gross margins for our directly operated stores and call centers are generally higher than those for our franchised stores and Internet platform.  As a larger share of sales are generated through our e-commerce channel, we expect that our overall gross margin will be negatively affected if we continue to increase the weighting of the Internet business of total net revenues and if the industry-wide competition is further intensified.

“Net Revenues

The following table sets forth our net revenues by segment both in absolute amount and as a percentage of total net revenues for the periods indicated.

	For the Year Ended December 31,
	2009		2010		2011
	(in thousands of $, except percentage)
		%		%		%
Net revenues:
Internet platform	51,525	29.0	108,157	47.6	118,502	54.4
Call center	77,837	43.8	70,611	31.0	52,784	24.2
Directly operated stores	37,388	21.0	30,710	13.5	25,770	11.8
Franchised stores	10,939	6.2	18,063	7.9	20,838	9.6
Total net revenues	177,689	100.0	227,541	100.0	217,894	100.0

In 2009, 2010 and 2011, we generated net revenues of $177.7 million, $227.5 million and $217.9 million, respectively. We have derived our revenues from four segments: (i) our Internet platform, consisting of sales through our M18.com e-commerce website, (ii) call center, consisting of sales through our call center, (iii) directly operated stores, consisting of sales through our directly operated stores and (iv) franchised stores, consisting of sales to our franchisees who operate franchised stores. ~~Our Internet platform accounted for 54.4% of our net revenues in 2011.~~ Our revenues include shipping and handling fees we charge our Internet platform and call center customers and are presented net of PRC value-added tax, business tax and related surcharges.

Our net revenues are subject to seasonal fluctuations. For example, our net revenues are usually lower during the Chinese New Year period when customers tend to do less online shopping. Our net revenues in July and August also tend to be lower than in other months because our summer apparel products usually have lower unit prices compared to our apparel products for the autumn and winter seasons.

Internet Platform. We directly market and sell apparel and accessories, home products, beauty and healthcare products, and other products through our Internet platform. We recognize revenues at the time the end customers receive the relevant products, typically within a few days of shipment.

Almost all the products we offer are available on our e-commerce website. Once a customer places an order via our M18.com e-commerce website, our logistics center will package the products to be shipped.  We deliver our products nationwide via a network of third-party express courier companies and Express Mail Service or “EMS”, an integrated express and logistics service provider. Customers have a number of payment options, including COD, online payment, wire transfer and postal remittance. COD via third- party express courier companies is available to customers in over 1,050 cities in China. For COD transactions, third-party express courier companies and EMS collect payment from customers at the point of delivery.

The following table illustrates certain operating data of our Internet platform ~~the numbers of average monthly unique visitors and monthly page views of our website, customers making purchases through our Internet platform and purchase orders in the three years ended December 31, 2011~~:

	For the Year Ended December 31,
	2009	2010	2011
	(in thousands)
Number of average monthly unique visitors of our website	5,951.1	18,209.3	21,874.8
Number of page views of our website in the last month of each period	198,858.9	282,614.0	188,099.3
Number of customers making purchase through our Internet platform	811. 7	1,434.1	2,046.4
Number of purchase orders placed through our Internet platform	3,073.6	7,050.6	8,134.8

~~Almost all the products we offer are available on our e-commerce website. Once a customer places an order via our M18.com e-commerce website, our logistics center will package the products to be shipped. We deliver our products nationwide via a network of third-party express courier companies and EMS. Customers have a number of payment options, including COD, online payment, wire transfer and postal remittance. COD via third- party express courier companies is available to customers in over 1,050 cities in China. Third-party express courier companies and EMS collect payment from customers at the point of delivery.~~

We believe our net revenues from our Internet platform are primarily affected by the following factors:

•              Our ability to attract and maintain customers of our Internet platform, which depends on our promotion activities to attract traffic to our website, conversion of website visitors to our customers and our ability to offer appealing products to foster customer loyalty.

•                                          Our ability to increase the number of purchase orders placed through our Internet platform, which depends on diversification of product category and product offering, competitive pricing of our products, quick and timely delivery, and enhanced after-sale experience of our customers.

•                                          Our ability to operate in an intensely competitive industry (see “—Factors Affecting Our Results of Operations—Intensified Competition in E-Commerce Market in China”), which depends on our brand awareness, attractive product offering, effective promotion activities, attractive pricing and quick response to market trend.

Call Center. We directly market and sell the products, including apparel and accessories, home products, beauty and healthcare products, and other products through our call center. Certain of our customers become aware of our products primarily from our catalogs and our out-bound calls. Our catalogs feature all the main categories of our products. Our out-bound call center primarily markets and sells beauty and healthcare products. After customers confirm orders over the telephone, we generally deliver orders via third-party express courier companies and collect payment through COD. We recognize revenues at the time the end customers receive the relevant products, typically within a few days of shipment.

The following table illustrates certain operating data of our call center ~~The following table illustrates certain operating data of our call center in the three years ended December 31, 2011~~:

	For the Year Ended December 31,
	2009	2010	2011
	(in thousands)
Number of customers making purchase through our call center	1,067.3	816.5	454.8
Number of purchase orders placed through our call center	3,144.3	2,436.5	1,255.2

We believe our net revenue from our call centers are primarily affected by the following factors:

•                                          Our ability to understand the needs of our core customers of our call center and continue to provide attractive offerings.

•                                          Our ability to maintain the quality of service to our call center customers.

•                                          Our optimization of revenue mix.  Due to the increased popularity of e-commerce and our decision to reduce catalog circulation, our net revenues from our call center decreased as the number of customers making purchases and number of purchase orders placed through our call center declined gradually in the three years ended December 31, 2011.  See “—Factors Affecting Our Results of Operations—Our Revenue Mix by Segments.”  We expect this trend to continue in the foreseeable future.

Stores. We have offered women’s apparel and accessories in physical stores under our own Euromoda and Rampage brands since 2006 and 2009, respectively.

The following table illustrates certain operating data of our physical stores:

Selected operating data of our physical stores as of the dates indicated:

	For the Year Ended December 31,
	2009	2010	2011
Number of Stores
Directly operated stores	177	124	118
Franchised stores	225	327	282
All stores	402	451	400
Total store size of our directly operated stores in square meters	20,688	12,549	11,704

Selected operating data of our physical stores as of the dates indicated:

	For the Year Ended December 31,
	2009	2010	2011

Beginning number of stores	167	402	451
Directly Operated Stores	128	177	124
Franchised Stores	39	225	327
Number of Physical Stores Newly Opened	258	185	132
Directly Operated Stores	87	22	36
Franchised Stores	171	163	96
Number of Physical Stores Closed (excluding conversion)	23	136	183
Directly Operated Stores	17	40	39
Franchised Stores	6	96	144
Number of Physical Stores Conversion	21	35	3
Year end number of stores	402	451	400
Directly Operated Stores	177	124	118
Franchised Stores	225	327	282

In 2009, 2010 and 2011, we converted 21, 35 and three directly operated stores to franchised stores, respectively, primarily as a result of our efforts to restructure our physical store network to lower our operating expense.  We incurred no rental, utilities and personnel expenses for our franchised stores compared with our directly operated stores.  We have also closed 17, 40, and 39 directly operated stores, respectively, and six, 96, and 144 franchised stores, respectively, in 2009, 2010 and 2011, after we determined that the operation of these stores did not meet our expectations.  These conversions and closures were part of routine adjustments to our business operation, and we will continue to review the operation performance and profitability of each physical store in the future, which may result in our physical stores’ conversion, closure, or new opening.

~~The following table presents s~~ Selected operating data of our physical stores for 2009, 2010 and 2011:

	For the Year Ended December 31,
	2009	2010	2011
	(in thousands of $, except number of stores in operation)
Average number of directly operated stores in operation (1)	157	151	117
Net revenues per directly operated store in operation	238.1	203.4	220.3
Average number of franchised stores in operation(1)	99	304	306
Net revenues per franchised store in operation	110.5	59.4	68.1
Average total number of stores in operation	256	455	423

(1)                     Average total number of stores in operation equals the sum of the number of stores at the end of each month in the applicable period, divided by the number of months in the period.

We believe that the net revenue from our physical store are primarily affected by the following factors:

•                                          Our ability to maintain and expand the average number of physical stores in operation that meet our performance expectation.  We close stores that do not meet our performance expectation or as part of routine restructuring of our market coverage.  As we continue to view operation of physical stores as a significant part of our business, we plan to maintain the average number of physical stores in the near future.

•                                          Our ability to maintain and increase the net revenues per physical store in operation, which depends on our ability to timely roll out our own branded apparel and accessories products that reflect fashion trends at prices appealing to our customer demographics, comfortable and convenient shopping experience, value-added fashion guidance services provided in our physical stores and our cross-marketing and promotions efforts between Internet platform and physical stores.

•                                          Our revenue mix.  Our revenues for franchise/directly operated stores are directly affected by the number of stores we open, convert and close.  The net revenues generated from and the gross margin for directly owned stores are generally higher than those of franchised stores.  The conversion from direct to franchised stores therefore results in lower net revenues from and lower gross margin for these stores.  However, since we incurred no operating expense for our franchised stores and in order to restructure our geographic coverage, we at times convert directly owned stores into franchised stores for those reasons.  While we will continue to review the performance of our physical stores to determine the number and mix of directly operated and franchised stores, we do not currently anticipate conversions, other than occasional conversion, in the near future.